Amorfix Life Sciences Ltd

Technology Pioneer 2007

NEWS RELEASE
FOR IMMEDIATE RELEASE

TSX Venture: AMF

AMORFIX PROVIDES CORPORATE UPDATE ON THERAPEUTICS PROGRAM FOR AMYOTROPHIC LATERAL SCLEROSIS (ALS or LOU GEHRIG'S DISEASE)

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Ontario – March 23, 2007 – Amorfix Life Sciences Ltd. (TSX-V:AMF), a theranostics company developing diagnostics and treatments for aggregated misfolded protein (AMP) related diseases, today announced Dr. Neil Cashman, Chief Scientific Officer of Amorfix will be presenting a study entitled "Immunotherapy of ALS" at the ALS Canada Research Conference in Toronto, on March 25, 2007. The study is based on pioneering work by Dr. Cashman and shows for the first time promising animal studies that a targeted immunotherapy approach may lead to an effective treatment for this debilitating disease.

Dr. Cashman has long proposed that the misfolding and aggregation of superoxide dismutase 1 (SOD1), which is known to occur in familial ALS patients, is a principal agent in the death of motor neurons in all types of ALS disease. He hypothesized, 5 years ago, that if the misfolded SOD1 could be recognized and neutralized by the immune system prior to aggregation, the disease could be effectively treated. The animal studies provide early but provocative data supporting this approach.

These studies were conducted as part of the research collaboration with Biogen Idec (NASDAQ: BIIB) of Cambridge, Massachusetts. The collaboration includes an option for Biogen Idec to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against ALS.

"These results, while still very early, demonstrate the potential of targeted immunotherapy as a novel approach for the effective treatment of ALS," said Dr. George Adams, President and Chief Executive Officer of Amorfix. "We continue to advance our therapeutic program for AMP diseases, specifically in relation to our research collaboration with Biogen Idec targeting ALS. There are a number of milestones remaining and we are making excellent progress."

Amorfix is also announcing that it has filed an international patent application entitled "Methods and Compositions to Treat and Detect Misfolded-SOD1 Mediated Diseases". The Company is continuing to expand its intellectual property estate based on initiatives generated by its therapeutics research and development program.

About Amorfix
Amorfix is an emerging biotechnology company focused on the diagnosis and treatment of brain-wasting diseases, where aggregated misfolded proteins (AMPs) are prevalent. These

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include "prions", the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as BSE and variant CJD, as well as degenerative diseases such as Alzheimer's Disease, ALS and Parkinson's Disease. Amorfix is focused on discovering and commercializing technologies to become the world leader on AMP diseases. The company will use this knowledge to develop diagnostic kits, treatments and vaccines for AMP diseases.

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For more information, please contact:

Dr. George Adams President & Chief Operating Officer Amorfix Life Sciences Ltd. Tel: (416) 482-3813 Fax: (416) 482-3811 george.adams@amorfix.com	James Parsons Chief Financial Officer Amorfix Life Sciences Ltd. Tel: (416) 482-3814 Fax: (416) 482-3811 james.parsons@amorfix.com

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